

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2022

Dustin Hull
President, Chief Financial Officer and Chief Operating Officer
Salt Blockchain Inc.
c/o Ballard Spahr LLP
1735 Market Street, 51st Floor
Philadelphia, PA 19103

> **Re: Salt Blockchain Inc.**
> **Amendment No. 4 to Registration Statement on Form 10-12G**
> **Filed September 10, 2021**
> **Response Dated July 25, 2022**
> **File No. 000-56283**

Dear Mr. Hull:

We have reviewed your July 25, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Response Dated July 25, 2022

General

1. We note your response to comment 1 of our letter of May 9, 2022. Please provide us with the following additional information related to the derecognition model you use in situations where you repledge or rehypothecate borrower collateral. Specifically, provide us a detailed analysis that addresses the following:
    *   Your view on whether the counterparty to the rehypothecation meets the definition of a customer in ASC 606-10-20, such that revenue would result from the transfer;
    *   How you evaluated whether you transferred control of the collateral to the counterparty upon rehypothecation. Refer to ASC 606-10-25-25 through 26; and
    *   If you believe you transferred control, how you considered the guidance in SAB 121 regarding any obligation you have to safeguard the collateral.

2. We note your response to comment 2 of our letter of May 9, 2022. Please tell us how you determined that the receivable created when the Company repledges digital asset collateral is within the scope of ASC 310. In addition, tell us how you considered whether the receivable contains an embedded derivative.

3. We note the table on page F-19 in your December 31, 2021 10-K. Please define for us collateral repledged for investing and collateral repledged for financing. In addition, tell us whether your accounting model for derecognition is different depending on the purpose for which collateral is repledged.

4. We note your response to comment 4 of our letter of May 9, 2022 and your responses to comments 30, 3, and 8 from our letters dated June 8, 2021, August 13, 2021, and October 27, 2021, addressing the question of whether the Company is an investment company under any of Section 3(a)(1) of the 1940 Act. To assess whether an issuer is an investment company under Section 3(a)(1)(C), the statutory calculation must be performed on an <u>unconsolidated</u> basis. We renew our request for a legal analysis of the application of Section 3(a)(1)(C) to the Company's business, including a breakdown of the statutory calculation by its constituent parts, supported by an unconsolidated balance sheet as of a recent date. Furthermore, based on the information that you have provided to date, we do not have a sufficient basis upon which to concur with your view that certain of the Company's holdings in Grayscale Bitcoin Trust and Ethereum Bitcoin Trust are not investment securities for purposes of Section 3(a)(1)(C). Please provide a supplemental legal analysis supporting your position, with an emphasis on relevant judicial, Commission and/or staff precedent.

<u>Cover Page</u>

5. We note your response to comment 6 of our letter of May 9, 2022 that "[a]s of June 2020, the Company became a remote-first company" and, accordingly, do not "maintain a principal executive office," as well as your related cover page disclosure that you "do not maintain a headquarters." Please revise the cover page to provide the address and phone number of your principal executive offices as required by the form and to facilitate compliance with Securities Exchange Act Rules 14a-8 and 14d-3(a)(2)(i).

You may contact David Irving, Staff Accountant, at (202) 551-3321 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or Sandra Hunter Berkheimer, Legal Branch Chief, at (202) 551-3758 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance